AB 3/28

BP 3/10 X

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

[redacted]

12012438

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68603

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2011** (MM/DD/YY) AND ENDING **12/31/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OLIVETREE USA, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 WEST 54TH STREET, 17TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE PARISE - FINOP **(212) 751-4422**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY & PULLEN, LLP
(Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Clt 3/21

OATH OR AFFIRMATION

I, JANICE PARISE - FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLIVETREE USA, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Teri Daniels
NOTARY PUBLIC
New York State
Qualified in Nassau County
No. 01DA6186037
Commission Expires 4/28/ 12

Signature

FINOP

Title

Teri Daniels

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statements:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 5

McGladrey

Independent Auditor's Report

To the Sole Member, Olivetree Securities, Limited
Olivetree USA, LLC
New York, New York

We have audited the accompanying statement of financial condition of Olivetree USA, LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Olivetree USA, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2012

Olivetree USA, LLC

Statement of Financial Condition
December 31, 2011

ASSETS		
Cash and Cash Equivalents	$	638,801
Commission Receivable		55,041
Prepaid Expenses		75,299
Equipment, net		64,192
Other Asset		2,087
Deferred Tax Asset (Note 4)		382,237
Total assets	$	1,217,657
LIABILITIES AND MEMBER'S EQUITY		
Liabilities - accounts payable and accrued expenses	$	45,153
Member's Equity:		
Member's capital contributions		1,650,000
Accumulated deficit		(477,496)
Total member's equity		1,172,504
Total liabilities and member's equity	$	1,217,657

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: Olivetree USA, LLC (the "Company") is a wholly owned subsidiary of Olivetree Securities Limited (the "Parent") and was formed on December 15, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company distributes, to U.S. institutional investors and other U.S. registered broker dealers, the research of its Parent, a financial services firm authorized and regulated under the UK Financial Services Authority. The Company accepts and executes orders from U.S. institutional investors and U.S. broker-dealers primarily in relation to foreign securities covered by this research. The Company also accepts orders in relation to certain U.S. equity securities and ADRs. The Company may also act as a member of a selling group in selected underwritings on a best efforts basis and may conduct a private placement business. The Company transmits orders in foreign securities to the Parent for execution and introduces resulting transactions to a domestic U.S. clearing broker for clearance.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the FASB Accounting Standards Codification, sometimes referred to as the "Codification" or "ASC."

Trade Commissions: Trade commissions and related clearance expenses are recorded on a trade-date basis.

Research Fees: Research fees received in return for research product, either directly from clients or from another brokers via a Commission Sharing Arrangement ("CSA"), are recorded on a "receipt day" basis.

Cash and Cash Equivalents: The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase. From time to time, the Company's account balance held at financial institutions exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Equipment: Equipment is stated at cost less accumulated depreciation. Depreciation of equipment is provided on a straight-line basis using estimated useful lives of five to ten years.

Income Taxes: The Company has elected to be treated as a corporation for federal and state income tax purposes. The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the statement of operations.

FASB ASC Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no uncertain tax positions. The current and prior three tax years remain subject to examination by tax authorities.

Use of Estimates: The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related Parties

At December 31, 2011, the Company had $4,652 due to the Parent, which is included in the accounts payable in the statement of financial condition.

Note 3. Equipment

Equipment is summarized as follows:

Equipment	$ 79,087
Less accumulated depreciation	(14,895)
Equipment, net	$ 64,192

Note 4. Income Taxes

Income tax benefit is comprised of the following:

Deferred Tax Assets:	
Start-up cost	$ 194,198
Fixed assets	(18,350)
Net operating loss	206,389
Net deferred tax assets	$ 382,237

The annual effective tax rate differs from the federal statutory rate primarily as a result of state and local income taxes.

Note 5. Commitments and Contingencies

Operating Sublease: In November 2010, the Company entered into an operating sublease agreement with commencement as of January 1, 2011 for its office space through 2013.

Total future minimum lease payments relating to the aforementioned sublease approximate the following:

Year ending December 31,	
2012	$ 77,250
2013	79,568
	$ 156,818

Note 6. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital equal to $250,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that capital may not be withdrawn if the ratio would exceed 10 to 1. As of December 31, 2011, the Company had net capital and excess net capital of $593,648 and $343,648, respectively. The ratio of aggregate indebtedness to net capital was approximately 0.08 to 1.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Olivetree USA, LLC

Statement of Financial Condition

December 31, 2011

Olivetree USA, LLC

Statement of Financial Condition

December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.